K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 22, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Neuberger Berman Equity Funds
Neuberger Berman Global Real Estate Fund

File Nos. 002-11357; 811-00582 Post-Effective Amendment No. 178

Ladies and Gentlemen:
We have acted as counsel to Neuberger Berman Equity Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 178 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP